Filed by Telesp Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Telesp Celular Participações S.A.

Commission File No.: 333 - 09470

Tele Centro Oeste Celular Participações S.A.

Commission File No.: 001-14489

Tele Sudeste Celular Participações S.A.

Commission File No.: 001-14485

Tele Leste Celular Participações S.A.

Commission File No.: 001-14481

Celular CRT Participações S.A.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus (which, in the case of holders of ADSs or U.S. holders of shares of TCP, serves as an information statement) because it contains important information. The U.S. prospectus prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) has been filed with the SEC as part of Registration Statement on Form F-4 of TCP, as amended, which Registration Statement has been declared effective. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from TCP.

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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The following documents relate to the proposed corporate restructuring of the Companies:

1.	Press release dated February 16, 2006

Press release

TCP to pay the ADS cancellation and issuance fees in connection with the VIVO mergers

São Paulo, February 16, 2006 – Telesp Celular Participações S.A. (“TCP”) announced today that in the interest of ensuring equal treatment of all shareholders, TCP will pay any American Depositary Share (“ADS”) cancellation and issuance fees of The Bank of New York in connection with the merger of shares of Tele Centro Oeste Celular Participações S.A. (“TCO”) with TCP and the merger of Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) into TCP, as described in TCP’s Registration Statement on Form F-4/A, filed with the Securities and Exchange Commission on January 24, 2006 (SEC File No. 333-130410), and in the Prospectus, dated January 24, 2006, included therein (the “Registration Statement”).

Prior to TCP’s decision to pay such fees, and as disclosed in the Registration Statement, holders of ADSs of TCO, TSD and TLE would have had to pay the cancellation fees of The Bank of New York, as depositary under the TCO, TLE or TSD ADS programs, in accordance with the applicable deposit agreements, for the cancellation of each ADS of TCO, TLE or TSD in connection with the mergers. In addition, holders of TCO, TLE or TSD ADSs would have had to pay the issuance fees of The Bank of New York as depositary under the TCP ADS program, in accordance with the TCP deposit agreement, for each TCP ADS issued to them in connection with the mergers.

As disclosed in the Registration Statement, the ADS cancellation fees will not exceed $5.00 per 100 ADSs (or portion thereof) of TCO, TLE or TSD to be cancelled, and the ADS issuance fees will not exceed $5.00 per 100 ADSs (or portion thereof) of TCP to be issued. The following chart illustrates the maximum cumulative ADS cancellation and issuance fees that TCP will pay to The Bank of New York in connection with the merger for each ADS of TCO, TLE and TSD outstanding, given the different exchange ratios of TCP ADSs to be received for each ADS of TCO, TLE or TSD.

ADS	Maximum Amount Payable per each ADS (U.S.$)
TCO	0.20415
TLE	0.24499
TSD	0.214395

On or about April 4, 2006, which is the date that The Bank of New York is expected to close the books for all transfers and other transactions involving ADSs of TCO, TLE and TSD, The Bank of New York will calculate the ADS issuance and cancellation fees, and TCP will pay such fees to The Bank of New York on behalf of the TCO, TLE and TSD ADSs holders.

This press release is expressly incorporated by reference into Telesp Celular Participações S.A.’s Registration Statement on Form F-4/A, filed with the Securities and Exchange Commission on January 24, 2006 (SEC File No. 333-130410), and in the Prospectus, dated January 24, 2006, included therein.

Important Notice: Investors in ADSs of TCP, TCO, TSD and TLE and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. are urged to read the Prospectus, dated January 24, 2006, of TCP relating to the mergers described above because it contains important information. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from TCP.